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                                EXHIBIT 8.1



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June 26, 1996


Board of Directors
Newnan Holdings, Inc.
19 Jefferson Street
Newnan, GA 30264

Board of Directors
Newnan Savings Bank, FSB
19 Jefferson Street
Newnan, GA 30264

Ladies and Gentlemen:

     You have requested our opinion with respect to certain federal income tax consequences relating to the formation of a holding company (the "Reorganization") for Newnan Savings Bank, FSB, a bank organized under the laws of the United States of America (the "Bank") pursuant to a Plan of Reorganization by and among the Bank, Newnan Holdings, Inc., a Georgia corporation (the "Holding Company") and Interim Newnan, FSB, an interim savings bank organized under the laws of the United States of America ("Interim") dated as of December 14, 1995 (the "Plan of Reorganization"). Unless otherwise indicated, terms used in this opinion have the same meaning as in the Plan of Reorganization.

     The Reorganization is subject to and conditioned upon, the simultaneous consummation of the acquisition (the "Acquisition") of Southside Financial Group, Inc., a corporation organized and existing under the laws of the State of Georgia, ("Southside") as described in the Agreement and Plan of Merger dated November 2, 1995, by and among the Bank, the Holding Company, Southside, Citizens Bank and Trust of Fayette County, a bank organized and existing under the laws of the State of Georgia, and Interim Citizens Corporation, a corporation organized and existing under the laws of the State of Georgia ("Interim Citizens").

     For purposes of rendering this opinion, we have reviewed and relied upon the Plan of Reorganization, the certificate attached hereto, and such other documents as we have considered appropriate. In addition, we have assumed with your permission that the facts and representations certified to us in writing by the Holding Company and the Bank which are set forth in the certificate attached hereto, apply as of the effective time of the Reorganization. A copy of such certificate is attached hereto and incorporated herein by reference. We have neither investigated nor verified the accuracy of any of the facts which have been certified to us, upon which this opinion is based.

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Newnan Holdings, Inc.
Newnan Savings Bank, FSB
June 26, 1996
Page 2

     This opinion is based also upon the Internal Revenue Code, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed herein. This opinion does not address any tax considerations under foreign, state, or local laws, or the tax considerations to certain Bank shareholders in light of their particular circumstances, including persons who are not United States persons, dealers in securities, tax-exempt entities, shareholders who do not hold Bank Stock as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, (the "Code"), and shareholders who acquired their shares of Bank Stock pursuant to the exercise of Bank options or otherwise as compensation.

     Assuming the Reorganization and the Acquisition are treated as separate transactions for federal income tax purposes, the Reorganization will qualify as either (i) a reorganization pursuant to Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code or (ii) as an exchange pursuant to Section 351 of the Code. In form, the merger of Interim with and into the Bank is a merger described in Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. However, because Interim was formed solely for the purpose of participating in the Reorganization, Interim's transitory existence may be disregarded for tax purposes, and the Reorganization treated as an exchange pursuant to Section 351 of the Code.

     Moreover, there is some chance that the Reorganization and the Acquisition will be viewed as part of a single transaction. Viewed as a single transaction, most likely, Interim and Interim Citizens would be ignored. The Bank shareholders would be deemed to have contributed their Bank Stock to the Holding Company in exchange for Holding Company Stock, and the Southside shareholders would be deemed to have contributed their stock in Southside to the Holding Company in exchange for Holding Company Stock and cash, both as part of a single transaction. After said exchange, former shareholders of the Bank and Southside would own all of the outstanding stock of the Holding Company. Thus, if viewed as a single transaction, the Reorganization and the Acquisition would qualify as an exchange pursuant to
Section 351 of the Code.

     Accordingly, based upon and subject to the foregoing, we are of the opinion that the Reorganization qualifies as a reorganization pursuant to Sections 368(a)(1)(A) and 368(a)(1)(E) of the Code or as an exchange pursuant to Section 351 of the Code. In either event, the federal income tax consequences will be as follows:

          (a) No gain or loss will be recognized for federal income tax purposes by Bank shareholders upon the exchange of their shares of Bank Stock for Holding Company Stock.


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Newnan Holdings, Inc.
Newnan Savings Bank, FSB
June 26, 1996
Page 3


          (b) The aggregate basis of the shares of Holding Company Stock to be received by Bank shareholders will be the same as the aggregate basis of Bank Stock surrendered in exchange therefor.

          (c) The holding period of the Holding Company Stock to be received by each Bank shareholder will include the period during which the shares of Bank Stock surrendered in exchange therefor had been held, provided such shares were held by such shareholder as a capital asset at the effective time of the Reorganization.

          (d) Bank shareholders who exercise their statutory right to dissent and receive solely cash in exchange for their shares of Bank Stock will be treated as having received such payments as distributions in redemption, as provided in Section 302(a) of the Internal Revenue Code, of shares of Bank Stock. Each affected Bank shareholder will be required to consult such shareholder's own tax advisor for the tax effect of such redemption (i.e., exchange treatment or dividend) in light of such shareholder's particular facts and circumstances.

          (e) No gain or loss will be recognized by the Holding Company or Interim as a consequence of the Reorganization.

          (f) No gain or loss will be recognized by the Bank as a consequence of the Reorganization, except for deferred gain or loss recognized pursuant to Treasury Regulations issued under Section 1502 of the Code.

     This opinion is being rendered solely to the parties to whom it is addressed and may be relied upon by them and the shareholders of the Bank. This opinion may not be relied upon by any other party without the express written permission of our Firm. We hereby consent to the reference to our Firm under the heading "Legal Matters" in the Registration Statement on Form S-4 filed by the Holding Company with the Securities and Exchange Commission under the Securities Act of 1933 and to the inclusion of this opinion as an exhibit thereto.

                              Very truly yours,


                         /s/ Powell, Goldstein, Frazer & Murphy
                         POWELL, GOLDSTEIN, FRAZER & MURPHY